Exhibit 99.27

THIS NEWS RELEASE IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

STANDARD LITHIUM RAISES $12 MILLION IN OVERSUBSCRIBED PRIVATE PLACEMENT

February 21th, 2020 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) is pleased to announce that due to strong market demand, the previously announced $9 million non-brokered private placement of special warrants (each, a “Special Warrant”) has now closed oversubscribed for gross proceeds of $12,105,165. In connection with closing, the Company has issued 16,140,220 Special Warrants at a price of $0.75 per Special Warrant.

Highlights:

•	Two strategic investors subscribed for 4,100,000 Special Warrants or $3,075,000

•	Meaningful participation from the Company’s board of directors and senior management and technical team members

•	Chief Executive Officer, Robert Mintak, President and Chief Operating Officer, Dr. Andy Robinson, and Director, Anthony Alvaro, subscribed for a total of 1,066,667 Special Warrants or $800,000

Standard Lithium, Chief Executive Officer, Robert Mintak stated “we are very happy with the outcome of this oversubscribed financing and the support for the Company by our significant shareholders. Participation from management, including members of our technical team, and our board of directors reinforces our team’s strong confidence in the project. The funding will allow Standard Lithium to maintain our rapid development momentum and focus on the successful delivery of a number of major near-term milestones including the successful commissioning and continuous operation of our LiSTR direct lithium extraction demonstration plant which will provide the proof of concept required for a final investment decision.”

Dr. Andy Robinson, COO and President commented “this funding round demonstrates that management’s strategy is fully aligned with our shareholders and we are confident that our strengthened balance sheet will accelerate the project’s final stages of de-risking and Standard Lithium’s rapid transition from developer towards producer.”

Each Special Warrant entitles the holder thereof to receive, upon voluntary exercise prior to, or deemed exercise on, the Automatic Exercise Date (as defined herein) and without payment or additional consideration, one (1) unit (each, a “Conversion Unit”) of the Company. Each Conversion Unit will consist of one (1) common share of the Company, and one-half-of-one common share purchase warrant (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will entitle the holder to acquire an additional common share of the Company, at a price of $1.00 per share for a period of twenty-four months, subject to an accelerated expiry if the closing price of the Company’s shares is greater than C$1.50 per share for a period of 15 consecutive trading days (the “Acceleration Event”). The Company will give notice to the holders of the Acceleration Event and the Warrants will expire 30 days thereafter.

Each Special Warrant will be deemed exercised on the date (the “Automatic Exercise Date”) that is two (2) business days following the earlier of: (i) the date which is four-months-and-one-day from completion of the private placement; and (ii) the date on which the Company obtains a receipt from the applicable securities regulatory authorities (the “Securities Commissions”) for a final prospectus qualifying distribution of the Conversion Units. The Company will use its commercially reasonable efforts to obtain a receipt from the Securities Commissions for a final prospectus qualifying the distribution of the Conversion Units, upon exercise of the Special Warrants, on or before 5:00 p.m. (Vancouver time) on March 6, 2020.

The Company intends to use the net proceeds of the private placement to complete commissioning of its LiSTR direct lithium extraction demonstration plant in southern Arkansas, as well as to maintain existing property interests and for general working capital purposes.

Insiders of the Company subscribed for an aggregate of 1,066,667 Special Warrants. The issuances of Special Warrants to insiders pursuant to the private placement are considered related party transactions within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of insider participation as, at the time the transaction was agreed to, neither the fair market value of, nor the fair market value of the consideration for, the transaction, insofar as it involves interested parties, exceeded 25% of the Company’s market capitalization.

In connection with completion of the private placement, the Company has paid finders’ fees of $119,268, and issued 452,025 Conversion Warrants, to certain arms-length parties who assisted in introducing subscribers to the Company. All securities issued in connection with the private placement are subject to a four-month-and-one-day statutory hold period in accordance with applicable securities laws. The securities issued in connection with the private placement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent registration or an exemption from the registration requirements. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

About Standard Lithium Ltd.

Standard Lithium is a specialty chemical company focused on unlocking the value of existing large-scale US based lithium-brine resources. The Company believes new lithium production can be brought on stream rapidly by minimizing project risks at selection stage (resource, political, geographic, regulatory, and permitting), and by leveraging advances in lithium extraction technologies and processes. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations utilizing the Company’s proprietary selective extraction technology. The Company is also pursuing the resource development of 27,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Contact Information:

Anthony Alvaro, Director 1-604-260-4793

Kara Norman, CFO 1-604-260-0876

info@standardlithium.com

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third-party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.